Exhibit 17.1

Robert B. Shapiro
155 West Burton, #2
Chicago, Illinois 60610

July 2, 2007

Mr. Wayne Moor
Chief Executive Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, Florida 33477

Dear Wayne:

As I've discussed with Bob Schwimmer (and I understand he has discussed with the Board), I hereby resign from the Board of Dyadic International for reasons of health, effective immediately.

My best wishes to you all.

Sincerely,

/s/ Robert B. Shapiro
Robert B. Shapiro